SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS CHRISTOPHER W. BETTS GEOFFREY CHAN * SHU DU * ANDREW L. FOSTER * CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ JONATHAN B. STONE * PALOMA P. WANG	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ----------- TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON -----------
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
* (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)		BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

September 24, 2020

Ms. Mara Ransom

Mr. Scott Anderegg

Mr. Tony Watson

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 iHuman Inc. (CIK No. 0001814423)

Registration Statement on Form F-1 (File No. 333-248647)

Dear Ms. Ransom, Mr. Anderegg, Mr. Watson and Mr. Jones:

On behalf of our client, iHuman Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we will separately deliver to the Staff today four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on September 8, 2020, as well as two copies of the filed exhibits.

The Company respectfully advises the Commission that the Company plans to file a further amended registration statement containing the preliminary prospectus with the price range and commence the road show for the proposed offering on or about October 5, 2020. In addition, the Company plans to request that the Commission declare the effectiveness of the Registration Statement on or about October 8, 2020, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or King Li, partner at Ernst & Young Hua Ming LLP, by phone at +86 10-5815-2099 or via email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Michael Yufeng Chi, Chairman of the Board of Directors, iHuman Inc.

Peng Dai, Director and Chief Executive Officer, iHuman Inc.

Vivien Weiwei Wang, Director and Chief Financial Officer, iHuman Inc.

Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP

King Li, Partner, Ernst & Young Hua Ming LLP